Exhibit 99.1

AVG Reports Third Quarter 2014 Financial Results

Company Reports $92.3 million in Revenue; and $0.56 non-GAAP diluted EPS

AMSTERDAM, November 5, 2014 -- AVG Technologies N.V. (NYSE: AVG), the online security company for 188 million active users and 90 million mobile users, today reported results for the third quarter ended September 30, 2014.

Subscription revenue was $68.6 million as compared to $66.0 million in the same quarter one year ago. Total revenue for the third quarter of 2014 was $92.3 million as compared to $100.1 million in the third quarter of 2013 as the Company continues its controlled exit from the third party search distribution business.

Non-GAAP adjusted net income for the third quarter of 2014 was $29.4 million, or $0.56 per diluted ordinary share. This compares with non-GAAP adjusted net income of $28.8 million, or $0.52 per diluted ordinary share, for the same period of the prior year[1].

GAAP net income for the third quarter of 2014 was $18.2 million, or $0.35 per diluted ordinary share. This compares with net income of $4.8 million, or $0.09 per diluted ordinary share in the prior year’s third quarter.

Non-GAAP free cash flow was $16.4 million, and operating cash flow was $ 18.2 million for the quarter.

"We executed well this quarter delivering strong financial results while continuing the rapid pivot towards our vision, to be The Online Security Company delivering integrated security software and services across multiple platforms”, commented Gary Kovacs, CEO of AVG. “In the quarter, we increased the adoption of AVG Zen and grew overall users. We recently completed the strategic acquisitions of Location Labs and Norman Safeground which expand and enhance our overall product offerings and geographic reach. We believe we are well-positioned to deliver on our financial and strategic initiatives in 2015 and beyond, including strong subscription and mobile revenue growth.”

Financial Outlook

Based on information available as of November 5, 2014, AVG is providing the following outlook for fiscal year 2014 as follows:

•	Revenue is expected to be approximately $370 million.
•	Non-GAAP adjusted net income is expected to be in the range of $97 million to $101 million; non-GAAP diluted EPS is expected to be in the range of $1.82 to $1.88.
•	GAAP net income is expected to be in the range of $53 million to $56 million; GAAP diluted EPS is expected to be in the range of $1.00 to $1.05.

[1] Non-GAAP results for the third quarter of 2014 exclude $3.7 million in share based compensation expense, $3.3 million in acquisition amortization, $4.1 million in acquisition related costs, $0.3 million in restructuring, legal and other charges, together with a $0.3 million adjustment to normalize to a tax rate of 12.5%, as described in the Reconciliation of GAAP measures to non-GAAP measures.

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AVG’s expectation of non-GAAP adjusted net income and non-GAAP diluted EPS for the fiscal year 2014 excludes share-based compensation expense, acquisition amortization and certain other adjustments, and assumes a normalized tax rate of 12.5%. For the purpose of calculating diluted EPS and non-GAAP diluted EPS, the Company assumes approximately 53.5 million weighted-average diluted ordinary shares outstanding for the fourth quarter and the full fiscal year 2014.

Conference Call Information

AVG will hold its quarterly conference call today at 23:00 CET/5:00 p.m. ET/2:00 p.m. PT to discuss its third quarter 2014 financial results, business highlights and outlook. The conference call may be accessed via webcast at http://investors.avg.com or by calling +1 (888) 430-8694 (United States and Canada) or +1 (888) 430-8694 (International).

A replay of the webcast can be accessed via http://investors.avg.com. Additionally, an audio replay of the conference call will be available through November 12, 2014 by calling +1(888) 203-1112 (United States and Canada) or +1 (719) 457-0820 (International), conference passcode required: 2372587#.

Use of Non-GAAP Financial Information

This press release contains supplemental non-GAAP financial measures that are not calculated in accordance with U.S. GAAP. These non-GAAP measures provide additional information on the performance or liquidity of our business and so we believe are useful for investors.

Adjusted net income, free cash flow and their related ratios are non-GAAP measures and should not be considered alternatives to the applicable U.S. GAAP measures. In particular, adjusted net income and free cash flow, and their related ratios, should not be considered as measurements of our financial performance or liquidity under U.S. GAAP, as alternatives to income, operating income or any other performance measures derived in accordance with U.S. GAAP or as alternatives to cash flow from operating activities as a measure of our liquidity.

Adjusted net income and free cash flow are measures of financial performance or liquidity, and have limitations as analytical tools, and should not be considered in isolation from, or as substitutes for, analysis of our results of operations, including our operating income and cash flows, as reported under U.S. GAAP. We provide these non-GAAP financial measures because we believe that such measures provide important supplemental information to management and investors about the Company’s core operating results and liquidity, primarily because the non-GAAP financial measures exclude certain expenses and other amounts that management does not consider to be indicative of the Company’s core operating results or business outlook or liquidity. Management uses these non-GAAP financial measures, in addition to the corresponding U.S. GAAP financial measures, in evaluating the Company’s operating performance, in planning and forecasting future periods, in making decisions regarding business operations and allocation of resources, and in comparing the Company’s performance against its historical performance. Some of the limitations of adjusted net income and free cash flow and their related ratios as measures are:

•	they do not reflect our cash expenditure or future requirements for capital expenditure or contractual commitments, nor do they reflect the actual cash contributions received from customers;
•	they do not reflect changes in, or cash requirements for, our working capital needs;
•	although amortization and share-based compensation are non-cash charges, the assets being amortized will often have to be replaced in the future and such measures do not reflect any cash requirements for such replacements; and
•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures

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Because of these limitations, investors should rely on AVG’s consolidated financial statements prepared in accordance with U.S. GAAP and treat the Company’s non-GAAP financial measures as supplemental information only.

For a reconciliation of these non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with U.S. GAAP, please see “Reconciliation of GAAP to non-GAAP financial measures”. All non-GAAP financial measures should be read in conjunction with the comparable information presented in accordance with U.S. GAAP.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those relating to an expected range of revenue, net income, EPS, non-GAAP adjusted net income and non-GAAP diluted EPS for the fiscal year ending December 31, 2014, as well as those relating to the future prospects of AVG. Words such as “expects,” “expectation,” “intends,” “assumes,” “believes” and “estimates,” variations of such words and similar expressions are also intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated herein. Factors that could cause or contribute to such differences include but are not limited to: the anticipated costs and benefits of the Company’s acquisitions, including, in particular, the Company’s acquisition of Location Labs and Norman Safeguard, and any future changes in our debt costs; changes in international and national tax regulations and related proposals; changes in the Company’s growth strategies; changes in the Company’s future prospects, business development, results of operations and financial condition; changes to the online and computer threat environment and the endpoint security industry; competition from local and international companies, new entrants in the market and changes to the competitive landscape; the adoption of new, or changes to existing, laws and regulations; flaws in the assumptions underlying the calculation of the Company’s key metrics, including the number of the Company’s active users, revenue per average active user, subscription revenue per subscriber and platform revenue per thousand searches; the potential effects of changes in the applicable search guidelines of our search partners, including the Company’s and its competitors’ responses to these changes; the termination of or changes to the Company’s relationships with its partners, including Google, Yahoo! and other third parties; changes in the Company’s and its partners’ responses to privacy concerns; the ability for the Company to successfully diversify its portfolio of search partners; the Company’s plans to launch new products, and online services and monetize its full user base; the performance of new products, such as AVG Zen; the Company’s ability to attract and retain active and subscription users; the Company’s ability to retain key personnel and attract new talent; the Company’s ability to adequately protect its intellectual property; flaws in the Company’s internal controls or IT systems; the Company’s geographic expansion plans; the outcome of ongoing or any future litigation or arbitration, including litigation or arbitration relating to intellectual property rights; the Company’s legal and regulatory compliance efforts; and worldwide economic conditions and their impact on demand for the Company’s products and services. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements.

Further information on these factors and other risks that may affect the Company’s business is included in filings AVG makes with the U.S. Securities and Exchange Commission (SEC) from time to time, including its Annual Report on Form 20-F, particularly under the heading “Risk Factors”.

The financial information contained in this press release should be read in conjunction with the consolidated financial statements and notes thereto to be included in the Company's reports on Form 6-K and Form 20-F. The Company's results of operations for the third quarter ended September 30, 2014 are not necessarily indicative of the Company's operating results for any future periods.

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These documents are available online from the SEC or in the Investor Relations section of the Company’s website at http://investors.avg.com. Information on the AVG website is not part of this release. All forward-looking statements in this press release are based on information currently available to the Company, and AVG assumes no obligation to update these forward-looking statements in light of new information or future events.

About AVG

AVG is the online security company providing leading software and services to secure devices, data and people. AVG has 188 million active users as of September 30, 2014 using AVG's products and services, including Internet security, performance optimization, and personal privacy and identity protection. By choosing AVG's products and services, users become part of a trusted global community that engages directly with AVG to provide feedback and offer mutual support to other customers.

All trademarks are the property of their respective owners.

Contact:
Erica Abrams, The Blueshirt Group for AVG

+1 (415) 217-5864

erica@blueshirtgroup.com

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